

March 19, 2015

James L. Eliason
Principal Financial Officer and Principal Accounting Officer
Datawatch Corporation
271 Mill Road
Quorum Office Park
Chelmsford, Massachusetts 01824

> **Re:** **Datawatch Corporation**
> **Form 10-K for the fiscal year ended September 30, 2014**
> **Filed December 5, 2014**
> **Form 10-Q for the quarterly period ended December 31, 2014**
> **Filed February 9, 2015**
> **File No. 000-19960**

Dear Mr. Eliason:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction, page 21

1. We note that your introduction provides a discussion of your products included in your principal product line of Visual Data Discovery solutions. Please tell us what consideration was given in expanding your introduction to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the your executives are most focused for both the short and long term and the actions that you are taking to address these opportunities, challenges and risks. We refer you to Section III.A of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 43

2.   We note that on March 30, 2012, you acquired the intellectual property underlying your Datawatch Modeler and Datawatch Automator products for a purchase price of approximately $8,541,000 that is reflected in your consolidated statements of cash flows as a "non-cash purchase of intellectual property". Please tell us why your non-cash transaction is presented as cash used in investing activities rather than a non-cash item that did not result in cash receipts or payments that would be disclosed outside of the statement of cash flows. We refer you to ASC 230-10-50-3 through 50-6.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Principles of Consolidation, page 44

3.   You disclose that in 2013, you dissolved one of your international operations, Datawatch Europe Limited, and recorded a gain on disposition of investment of approximately $374,000. Please tell us what consideration was given to presenting as discontinued operations in accordance with ASC 205-20-45. As part of your response, tell us how you considered the provisions of ASC 350-20-40. In addition, please tell us why you were not required to file an Item 2.01 Form 8-K for the disposition of these assets.

Note 2. Acquisition, page 53

4.   Explain to us the basis for the Measurement Period Adjustments to goodwill for the Panopticon Software AB and Panopticon Software, Inc. acquisitions as the result of additional information obtained during the measurement period which ended August 28, 2014. Describe the additional information obtained and how it impacts the adjustments.

Form 10-Q for the quarterly period ended December 31, 2014

Notes to Consolidated Financial Statements

Note 4: Impairment of Goodwill and Indefinite-lived Assets, page 7

5.   We note that you disclose a significant amount of impairment charges, specifically $32,009,000 under the caption "Impairment of goodwill and long-lived assets" in your consolidated statements of operations during the three months ended December 31, 2014. We also note on page 17 that you identified several events that required you to perform an interim impairment test such as material decreases in revenue compared to prior year and compared to the prior quarter and necessary operational changes within the Sales Organization. However, it is not clear how these factors associated with a Monarch customer base focus are related to the impairments, all of which were associated with Panopticon. Please explain more fully these indicators and how these indicators were considered in your impairment analysis during the quarters ended September 30 and June 30, 2014 as well as explain their relevance to the Panopticon operations and acquisition.

6.   In addition to your disclosed indicators, also address in your response your stock price decline during April 2014 that resulted in a significant decline in market capitalization that came very close to the carrying value of your stockholder's equity. Additionally, your fourth quarter 2014 earnings call indicates that your fiscal year 2015 revenue growth target was 30%, which appears to be much higher than your results of operations that disclose your actual rate of growth to be 16% and 17% for the fiscal years ended 2014 and 2013, respectively. Further, your fourth quarter 2014 earnings call indicates that your current sales organization had the capacity to deliver on a targeted revenue growth, which does not seem to be consistent with your disclosure in 1Q, 2015 stating that there were necessary operational changes within the sales organization.

7.   Tell us what consideration was given to disclosure of the possibility of impairment (i.e., a known trend or uncertainty) for the quarters ended September 30 and June 30, 2014. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

8.   Explain to us the basis for measuring the fair value of your reporting unit using discounted cash flows in view of the guidance in ASC 350-20-35-22 to 24. We note that your quoted market price in an active market is the best evidence of fair value and should be used as the basis for measurement.

9.   Please tell us how you have applied the guidance in ASC 350-20-35-31 to your indefinite-lived intangibles prior to your goodwill impairment test.

10.   Please explain how you have applied the disclosure guidance in ASC 350-20-50-2.a in Note 4 to describe the facts and circumstances that lead to the goodwill impairment.

Note 5: Long-Lived Assets, page 8

11.   Tell us how you have applied the accounting guidance in ASC 360-10-35- paragraphs 15 to 17 and 21 to 36 in accounting for and recognition of the impairment loss. Also tell us how you have addressed the disclosure guidance in ASC 360-10-50-2a. In addition, tell us the factors and circumstances and related timing over the course of the period subsequent to the Panopticon acquisition that led to impairments to the Panopticon intellectual property and customer lists.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig Wilson

                                        Craig Wilson
                                        Senior Assistant Chief Accountant